Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     MegaWest Announces Management Changes

     CALGARY, June 30 /CNW/ - MegaWest Energy Corp., (the "Company" or
"MegaWest"), (OTCBB:MGWSF) announces that R. William Thornton, President and
CEO is leaving the Company effective June 30, 2010 to pursue other opportunities. Mr. Thornton will also relinquish his position as a Director of the Company. Mr. George Stapleton, Chairman of the Board of Directors and the
former CEO of the Company will assume the position of CEO of the Company.
     Owing to the experience of Mr. Stapleton and the remaining executive management team, the departure of Mr. Thornton is expected to have no significant impact on current operations. The Company wishes to thank Mr.
Thornton for his dedication and substantial effort and wishes him well in his future endeavors.

     Forward-Looking Statements

     This press release contains forward-looking information and statements including opinions, assumptions, estimates and expectations of future events.
Forward-looking statements include information that does not relate strictly to historical or current facts. When used in this document, the words
"anticipate", "believe", estimate", "expect", "forecast", "intent", "may",
"project", "plan", "potential", "should" and similar expressions are intended to be among the statements that identify forward-looking statements.
Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable; there can be no assurance that such expectations will be realized. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information, which include the ability of the Company to raise sufficient capital to carry out its business plan, the risk of adverse market prices of both oil and natural gas, regulatory risks, operational risks and geological risk.
     These and other risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the
Company's quarterly reports (on Form 6-K filed in the US and the financial statements, management discussion and analysis and Form 51-102F1 filed in
Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements, management discussion and analysis and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada.
For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.

     %CIK: 0001172298

     /For further information: Kelly D. Kerr, Vice President Finance & CFO,
Telephone: (403) 861-4104; George Stapleton, CEO, Telephone: (281) 499-7498;
Suite 800, 926 - 5th Avenue SW, Calgary, AB, T2P 0N7, Email:
investor.relations(at)megawestenergy.com, Website: www.megawestenergy.com/
     (MGWSF)

CO:  MegaWest Energy Corp.

CNW 07:00e 30-JUN-10